October 17, 2019

Robert Waligunda
Chief Executive Officer
Father Time, Inc.
3700 Massachusetts Ave.
Suite 110
Washington, D.C. 20016

       Re: Father Time, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 26, 2019
           File No. 333-231875

Dear Mr. Waligunda:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1/A

General

1. Please revise to clearly disclose the number of shares being offered. In this regard, clarify whether you are offering 2,750,000 shares of common stock or 3,000,000 shares of common stock as you reference in other parts of the filing.
2. Please ensure that disclosure throughout your prospectus reflects the current status of your business operations. While it appears that you do not have any revenues or developed mobile apps, certain disclosure may be read as suggesting otherwise. For example, provide the basis for your statement that the company "can be positioned to become a leading provider of software based electronic promotion processing" or revise.
 Robert Waligunda
Father Time, Inc.
October 17, 2019
Page 2
3. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Summary, page 6

4. You disclose that you will require a minimum of $750,000 to implement your plan of operations for the next 12 months. However, on page 11, you state that you will require minimum funding of $3,000,000 for Phase I. Please revise to reconcile these statements.
Description of Business
The Challenge, page 22

5. Please cite the source and date of the data presented in the submission, including the statistics regarding the size and costs of the loyalty and incentive industry, or indicate if this information is based on your own analysis.
Certain Relationships and Related Transactions, page 38

6. Please disclose the material terms of the outstanding loan for $12,349 as of June 30, 2019, including the identity of the related party that issued the loan, interest rate and repayment terms.
Notes to the Financial Statements
Note 2. Going concern, page 44

7. Please revise to include a statement "that there is substantial doubt" about your ability to continue as a going concern. We refer you to ASC 205-40-50-13.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameRobert Waligunda
                                                              Division of
Corporation Finance
Comapany NameFather Time, Inc.
                                                              Office of
Technology
October 17, 2019 Page 2
cc:       Matthew McMurdo
FirstName LastName